                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549




                                    Form 11-K




               [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 2003

                                       or

             [ ] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                 For the transition period from ______ to ______

                         Commission file number 0-13818

                 POPULAR, INC. U.S.A. PROFIT SHARING/401(K) PLAN

               (Full title of the Plan and address of the Plan, if
                 different from that of the issuer named below)





                                  POPULAR, INC.


                             209 MUNOZ RIVERA AVENUE
                           HATO REY, PUERTO RICO 00918


             (Name of issuer of the securities held pursuant to the
               plan and the address of principal executive office)

POPULAR, INC. U.S.A. PROFIT
SHARING/401(k) PLAN
FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULE
DECEMBER 31, 2003 AND 2002

POPULAR, INC. U.S.A. PROFIT SHARING/401(K) PLAN
INDEX
-------------------------------------------------------------------------------

                                                                                              PAGE(s)

Report of Independent Registered Public Accounting Firm......................................    1

Financial Statements

Statements of Net Assets Available for Benefits..............................................    2

Statement of Changes in Net Assets Available for Benefits....................................    3

Notes to Financial Statements................................................................   4-10

Supplemental Schedule:*

SCHEDULE H, LINE 4I. Schedule of Assets (Held at End-of-Year)................................   11

* Other supplementary schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM



To the Participants and Administrator of Popular, Inc. U.S.A. Profit Sharing/401(k) Plan



In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Popular, Inc. U.S.A. Profit Sharing/401(k) Plan (the "Plan") at December 31, 2003 and 2002 and the changes in net assets available for benefits for the year ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.




/s/ PricewaterhouseCoopers LLP
New York, NY
June 25, 2004

POPULAR, INC. U.S.A. PROFIT SHARING/401(K) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
-------------------------------------------------------------------------------



                                                                  DECEMBER 31,
                                                           2003                 2002
ASSETS
Investments (see Note 4)                                $48,947,506       $35,201,894
Cash                                                             --            13,132
Receivables:
        Employer's contribution                             811,214           620,004
        Participants' contributions                         156,448           118,902
        Interest and other receivables                       33,252            12,279
        Due from broker for securities sold                      --               798
                                                        -----------       -----------
                TOTAL RECEIVABLES                         1,000,914           751,983
                                                        -----------       -----------
                TOTAL ASSETS                             49,948,420        35,967,009
                                                        -----------       -----------
LIABILITIES
Refundable contributions                                $   296,395       $   182,454
Due to broker for securities purchased                      225,214           184,176
                                                        -----------       -----------
                TOTAL LIABILITIES                           521,609           366,630
                                                        -----------       -----------
                NET ASSETS AVAILABLE FOR BENEFITS       $49,426,811       $35,600,379
                                                        ===========       ===========


              See accompanying notes to the financial statements.

POPULAR, INC. U.S.A. PROFIT SHARING/401(K) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2003
-------------------------------------------------------------------------------


ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Investment income
        Net appreciation in fair value of investments (See Note 4)       $10,153,512
        Dividends                                                            230,346
        Interest income, investments                                          92,310
        Interest income, participants' loans                                  76,807
                                                                         -----------
                                                                          10,552,975
                                                                         -----------
Contributions:
        Participant                                                        3,911,193
        Rollovers from external sources                                      662,425
        Employer                                                           2,079,949
        Transfers in - other plans                                         1,365,875
                                                                         -----------
                                                                           8,019,442
                                                                         -----------
Total additions                                                           18,572,417
                                                                         -----------
DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Benefits paid to participants                                              4,443,140
Refunded contributions                                                       296,395
Administrative expenses                                                        6,450
                                                                         -----------
        Total deductions                                                   4,745,985
                                                                         -----------
        Net increase                                                      13,826,432
NET ASSETS AVAILABLE FOR PLAN BENEFITS:
Beginning of year                                                         35,600,379
                                                                         -----------
End of year                                                              $49,426,811
                                                                         ===========


              See accompanying notes to the financial statements.

POPULAR, INC. U.S.A. PROFIT SHARING/401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND 2002
-------------------------------------------------------------------------------


1.       DESCRIPTION OF THE PLAN

         The following brief description of the Popular, Inc. U.S.A. Profit Sharing/401(k) Plan (the "Plan") provides only general information. Popular, Inc. is the sponsor of the Plan. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

         GENERAL
         Pioneer Bank & Trust Company Profit Sharing Plan (the "Pioneer Plan") was established on January 1, 1972, as a qualified defined contribution plan. The Pioneer Plan was amended and restated, effective January 1, 1976 and again restated, effective July 1, 1982, to comply with the requirements of the Employee Retirement Income Security Act of 1974 (ERISA). On July 1, 1989, the Pioneer Plan was amended to include a cash or deferred arrangement under Section 401(k) of the Internal Revenue Code ("401(k)"). The Pioneer Plan sponsor was Banco Popular, Illinois, a wholly-owned subsidiary of Popular, Inc.

         On March 1, 1997, the Pioneer Plan was restated and converted into a defined contribution participant-directed plan under the name of BanPonce U.S.A. Profit Sharing/401(k) Plan. On October 14, 1998, certain provisions related to rollover contributions and distributions of the Plan were amended.

         During 1998 the employees of Banco Popular, Illinois, Banco Popular, California, N.A., Banco Popular, Florida, N.A., Banco Popular, Texas N.A., Popular Leasing U.S.A., Inc. and Banco Popular, FSB participated in the Plan.

         Effective January 1, 2000, the entities participating in the Plan merged to form a single banking entity under the name of Banco Popular North America (the "Bank").

         On January 1, 2000 employees from the Bank, Banco Popular, N.A. (Texas), First State Bank of Southern California and Gore Bronson Bancorp became eligible to participate in the Plan. The Plan was also amended to allow for additional discretionary contributions to be made to the Plan on behalf of participants who were employees of the New York branch of Banco Popular de Puerto Rico on December 31, 1998.

         On April 30, 2000, the BanPonce U.S.A. Profit Sharing/401(k) Plan adopted the name of Popular, Inc. U.S.A. Profit Sharing/401(k) Plan.

         During 2000, the Plan was amended to allow for a merger of assets from Citizens National Bank Profit Sharing Savings Plan, Banco Popular de Puerto Rico Employee Stock Plan and the Gore Bronson Bancorp Profit Sharing Plan and Trust.

         Effective January 1, 2001, the Plan was amended to allow participation by employees of Banco Popular de Puerto Rico (BPPR) that are employed in the Virgin Islands (VI) or British Virgin Islands (BVI). These employees can contribute from 1% to 10% of eligible pre-tax annual compensation (post tax for BVI employees) up to IRS limits. The Bank contributes 50 cents for each dollar the employee contributes up to 2% of their eligible compensation that has been invested in Popular Inc. Common Stock subject to compliance with certain requirements as outlined in the Plan. Assets from the prior plan were transferred in 2001.

POPULAR, INC. U.S.A. PROFIT SHARING/401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND 2002
-------------------------------------------------------------------------------


         Effective August 1, 2001, Article 9 of the Plan was amended by adding
         Section 9.4 that allows participants who have attained age 59 1/2 to elect to receive 100% of the value of their before-tax deposit account and their after-tax deposit account and the vested portion of Matching Employer Contributions.

         Effective February 13, 2002, US employees of Popular Insurance, Inc. were eligible to participate in the plan as of September 25, 2001.

         On February 19, 2002, a restated plan was submitted to the IRS for a new determination letter. The restated plan incorporates prior amendments. In addition the plan extends benefits to employees of the GM Group in the United States as of July 1, 2001 and Popular Insurance Inc. employees in the United States as of September 25, 2001.

         Effective April 1, 2002, the Ivy International Fund was replaced by the Templeton Foreign Fund. The funds added were: Fidelity Advisor Equity Growth Fund, Marshall Mid-Cap Value Fund and Strong Advisor Small Cap Value Fund.

         Effective August 1, 2002, the Capital Bank Plan, was merged into the Plan.

         Effective December 12, 2002 the plan was amended to conform to the Economic Growth and Tax Relief Reconciliation Act of 2001 and to allow for amendment to eliminate the option of annuity for distribution.

         Effective February 1, 2003, the First State Plan with assets of $1,365,875, was merged into the Plan.

         The Plan is subject to the provisions of ERISA.

         ELIGIBILITY AND VESTING
         Prior to September 1, 2000, employees were automatically enrolled in the Plan upon the first day of the month coinciding with or next following the date they became an employee. Beginning September 1, 2000, employees are automatically enrolled into the Plan upon the first day of the month following 30 days of service. Participants are immediately vested in their voluntary contributions and earnings thereon. Vesting in the Bank's matching and discretionary contribution portion of their account plan plus actual earnings thereon is based on years of credited service. A participant begins to vest in the Plan according to the following table:

                YEARS OF CREDITED SERVICE                  VESTING PERCENTAGE
                Less than 2                                      0%
                     2                                          25
                     3                                          50
                     4                                          75
                     5 or more                                 100

POPULAR, INC. U.S.A. PROFIT SHARING/401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND 2002
-------------------------------------------------------------------------------

         CONTRIBUTIONS
         Each year, employees may contribute from 1% to 10% of eligible pre-tax annual compensation up to a maximum of $12,000 based on IRS limitations, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

         The Bank contributes 50 cents for each pre-tax $1 contributed by an employee. Additionally, the Bank contributes 50 cents for each pre-tax $1 contributed by an employee that has been invested in the Popular, Inc. Common Stock Fund, subject to compliance with certain requirements defined in the Plan agreement. Total contributions from the Bank will not exceed 6% of the employee's pre-tax compensation. The Bank will also make a profit sharing contribution in an amount determined by the Board of Directors of the Bank. The Bank's profit sharing and 401(k) matching contribution is limited to the total amount which the Bank can deduct for federal income tax purposes.

         PARTICIPANT ACCOUNTS
         As of the last day of each quarter, net earnings or losses are allocated among eligible participants in proportion to their account balances relative to the total of all such account balances as of the previous valuation date, adjusted for distributions and employee contributions. As of the last day of the Plan year, the Bank's profit sharing contribution is allocated to participant accounts based upon the participants' eligible compensation, as defined, and subject to compliance with certain requirements included in the Plan agreement.

         As of the last day of the plan year, the Bank's additional matching contribution is allocated based on each employee's contribution, as described above. The Bank's contributions plus the employee's after-tax and pre-tax contributions are limited to the lesser of 25% of the employee's eligible compensation or a maximum amount set annually by federal authorities.

         INVESTMENT OPTIONS
         Upon enrollment in the Plan, a participant may direct his/her investments and reinvestments, other than his/her Bonus Matching Contribution, into any of the following investment options.

         M&I STABLE PRINCIPAL FUND: This fund's objective is to maintain safety of principal while generating a level of current income generally exceeding that of a money market fund. This fund primarily invests in traditional and synthetic investment contracts.

         PIMCO TOTAL RETURN FUND: This fund invests mainly in fixed income securities, seeking maximum return, consistent with preservation of capital and prudent investment management.

         VANGUARD WELLINGTON INCOME FUND: This fund seeks to conserve capital and to provide moderate long-term growth in capital and income by investing in common stocks and debt securities.

         DAVIS NEW YORK VENTURE FUND: This fund's investment objective is growth of capital. The fund ordinarily invests in common stocks.

         T. ROWE PRICE MID-CAP GROWTH FUND: This fund seeks long-term capital appreciation through investments in medium-sized growth companies.

POPULAR, INC. U.S.A. PROFIT SHARING/401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND 2002
-------------------------------------------------------------------------------

         FIDELITY GROWTH & INCOME FUND: This fund seeks long-term growth, current income and long-term growth of income consistent with reasonable investment risk by investing in common stocks and corporate bonds.

         VANGUARD S&P 500 INDEX FUND: This fund seeks investment results that correspond to the price and yield performance of the S&P 500 Index.

         FIDELITY ADVISOR EQUITY GROWTH FUND: This fund seeks capital appreciation by investing in large capital common stocks with strong growth potential.

         MARSHALL MID-CAP VALUE FUND: This fund seeks capital appreciation and income by investing in companies with mid capitalization value traits.

         STRONG ADVISOR SMALL CAP VALUE FUND: This fund seeks capital growth by investing in equity securities of undervalued small capitalization companies.

         TEMPLETON FOREIGN FUND: This fund seeks long term growth by investing primarily in equity securities of companies located outside the U.S. including emerging markets.

         POPULAR INC. COMMON STOCK FUND: This fund is primarily invested in Popular Inc. Common Stock and cash.

         PARTICIPANT LOANS
         Participants may borrow against their fund accounts a minimum of $500 up to a maximum of the lesser of $50,000 or 50% of the vested portion of the participant's equity in the Plan. Loans are charged a reasonable interest rate, which range between 6.25% and 11.50%, which is determined by the Plan Committee and which meets all regulatory requirements. The loans are collaterized by the balance in the participant's account.

         DISTRIBUTIONS
         Distributions may occur for termination, retirement, disability, or death. The Plan provides that benefits be distributed in one of the following ways as selected by the participant or beneficiary: (a) payment in one single sum; or (b) payment in substantially equal installments determined by the participant or beneficiary.

         PLAN TERMINATION
         Although it has not expressed any intent to do so, the sponsor may terminate the Plan for any reason at any time, in which event there shall be no employer duty to make contributions. In the event of termination, all participants become fully vested and have a nonforfeitable right to their full account balance.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         BASIS OF PRESENTATION
         The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. A description of the more significant accounting policies follows.

POPULAR, INC. U.S.A. PROFIT SHARING/401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND 2002
-------------------------------------------------------------------------------

         VALUATION OF INVESTMENTS
         Plan investments are stated at fair value, with the exception of M&I Stable Principal Fund that is stated at contract value, which approximates fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. Popular Inc. Common Stock is valued at its quoted market price.

         The registered investment companies retain and reinvest all dividends. Such undistributed income is included in the statement of changes in net assets available for benefits and is recorded as an increase in the cost basis of fund units held at year end in the statement of net assets available for benefits.

         Temporary investments are stated at cost, which approximates fair value.

         Purchases and sales of securities are recorded on a trade-date basis.

         INVESTMENT INCOME
         Net gain on investments is a combination of net realized gains (losses) and the change in unrealized appreciation (depreciation) from the previous year-end. Dividends are recorded on the ex-dividend date. Interest income on temporary investments is recorded on the accrual basis.

         ADMINISTRATIVE EXPENSES
         Legal and other administrative expenses are paid by the Bank and, accordingly, have not been reflected in the Plan's financial statements.

         PAYMENT OF BENEFITS
         Benefits are recorded when paid.

         FORFEITED ACCOUNTS
         There were no forfeited non-vested balances at December 31, 2003 and 2002. During 2003 and 2002, forfeitures applied to reduce employer contributions total $275,753 and $539,749, respectively.

         REFUNDABLE CONTRIBUTIONS
         Refundable contributions totaled $296,395 and $182,454 at December 31, 2003 and 2002, respectively. These excess contributions arise as a result of failing non-discrimination tests, which are prepared in accordance with the Internal Revenue Service regulations.

         USE OF ESTIMATES
         The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan administrator to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

         RISKS AND UNCERTAINTIES
         The Plan provides for various investment options in any combination of stocks, fixed income securities, mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect

POPULAR, INC. U.S.A. PROFIT SHARING/401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND 2002
-------------------------------------------------------------------------------


         participant account balances and the amounts reported in the statement of net assets available for benefits.

3.       INCOME TAXES

         The Popular, Inc. U.S.A. Profit Sharing/401(k) Plan received a favorable determination letter from the Internal Revenue Service, dated March 25, 2004, indicating that it qualified under Section 401(a) of the Internal Revenue Code (IRC).

4.       INVESTMENTS HELD

         Investments held by the Plan are summarized below. Those investments that represent 5 percent or more of the Plan's net assets at the end of the year are noted with an asterisk (*).


                                            DECEMBER 31, 2003                    DECEMBER 31, 2002
                                     SHARES/UNITS      FAIR VALUE           FAIR VALUE      SHARES/UNITS
Shares of registered
  investment companies:
M&I Stable Principal Fund              2,272,149       $ 2,272,149          2,160,338       $ 2,160,338 *
PIMCO Total Return Fund                  237,694         2,545,705 *          176,628         1,884,620 *
Vanguard Wellington
        Income Fund                      117,129         3,374,497 *          107,744         2,646,204 *
Davis New York Venture Fund               66,326         1,825,288             63,614         1,332,089
T. Rowe Price Mid-Cap
        Growth Fund                       49,177         2,109,688             47,644         1,478,893
Fidelity Growth & Income Fund             44,222         1,575,640             31,879           966,259
Vanguard S&P 500 Index Fund               20,741         2,129,431             16,889         1,370,476
Fidelity Advisor Equity Growth
        Fund                               1,761            78,411                279             9,424
Marshall Mid-Cap Value Fund               14,130           195,129              3,596            37,840
Strong Advisor Small Cap Value
        Fund                               8,214           226,131             10,420           197,756
Templeton Foreign Fund                    57,676           613,672             46,672           387,846
Popular Inc. Common Stock
        Fund                             585,255        30,728,253 *          560,310         21,863,326 *
Popular Inc. Common Stock                     93             4,171                 --                --
                                                       -----------                          -----------
                                                        47,678,165                           34,335,071
Participant loans                                        1,269,341                              866,823
                                                       -----------                          -----------
        TOTAL                                          $48,947,506                          $35,201,894
                                                       ===========                          ===========

During 2003, the Plan's investments (including gains and losses on investments bought and sold, well as held during the year) appreciated in value by $10,153,512 as follows:


Mutual funds                                                 $   3,045,947
Common stock fund                                                7,107,565
                                                             -------------
                                                             $  10,153,512
                                                             =============


POPULAR, INC. U.S.A. PROFIT SHARING/401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND 2002
-------------------------------------------------------------------------------


         The M&I Stable Principal Fund is fully benefit responsive. The average yield for the year ended December 31, 2003 was 4.33%. The crediting interest rate as of December 31, 2003 was 4.11%. The frequency and basis for determining the crediting interest rate resets are daily and accrual/units, respectively. There are no valuation reserves recorded to adjust the contract amounts. There is no minimum crediting interest rate under the terms of the contracts. There are no limitations or guarantees on the contracts.

5.       RELATED PARTY TRANSACTIONS

         Certain Plan investments are shares of mutual funds managed by Marshall & Ilsley Investments. Marshall & Ilsley Investments is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. The Plan also invested in common stock and cash of its sponsor, Popular, Inc. In addition, the Company pays certain costs on behalf of the Plan.

POPULAR, INC. U.S.A. PROFIT SHARING/401(K) PLAN
SUPPLEMENTAL SCHEDULE H, LINE 4I
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2003                                                     EXHIBIT I
-------------------------------------------------------------------------------


                                                      (C) DESCRIPTION OF
                                                     INVESTMENT INCLUDING
      (B) IDENTITY OF ISSUE,                         MATURITY DATE, RATE OF
      BORROWER, LESSOR,                               INTEREST, COLLATERAL,                                       (E) CURRENT
(A)   OR SIMILAR PARTY                               PAR, OR MATURITY VALUE              (D) COST                     VALUE
---   ----------------                               ----------------------              --------                 ------------
*   M&I Stable Principal Fund                           2,272,149  shares             $  2,272,149                 $ 2,272,149
    PIMCO Total Return Fund                               237,694  shares                2,533,443                   2,545,705
    Vanguard Wellington Income Fund                       117,129  shares                3,240,005                   3,374,497
    Davis NY Venture Fund                                  66,326  shares                1,589,188                   1,825,288
    T. Rowe Price Mid-Cap Growth Fund                      49,177  shares                1,685,795                   2,109,688
    Fidelity Growth & Income Fund                          44,222  shares                1,578,287                   1,575,640
    Vanguard S&P 500 Index Fund                            20,741  shares                2,177,645                   2,129,431
    Fidelity Advisor Equity Growth Fund                     1,761  shares                   66,575                      78,411
    Marshall Mid-Cap Value Fund                            14,130  shares                  174,968                     195,129
    Strong Advisor Small Cap Value Fund                     8,214  shares                  179,355                     226,131
    Templeton Foreign Fund                                 57,676  shares                  540,975                     613,672
*   Popular Inc. Common Stock Fund                        585,255  units                18,288,910                  30,728,253
*   Popular Inc. Common Stock                                  93  shares                    2,196                       4,171
*   Participant Loans                        Interest rates range between
                                                         6.25% and 11.50%                1,269,341                   1,269,341
                                                                                      ------------                -------------
      Total                                                                           $ 35,598,832                $ 48,947,506
                                                                                      ============                ============



* Party in interest to the Plan.

                                    SIGNATURE



                  Pursuant to the requirement of the Securities Exchange Act of 1934, the persons who administer the employee benefit plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                POPULAR, INC. U.S.A. PROFIT SHARING/401(K) PLAN
                                -----------------------------------------------
                                             (Name of Plan)



                                By:  S/ Pamela Kulnis
                                     Pamela Kulnis
                                     Authorized Representative






Dated:  June 28, 2004